Exhibit 99.1

JA Solar to Host Second Quarter 2012 Results Conference Call on August 29, 2012

Shanghai, August 15, 2012 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will hold a conference call on Wednesday, August 29, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s second quarter 2012 results.

The Company will release its second quarter 2012 results before the market opens that same day.

Dial-in details for the live conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Passcode: JA Solar

A live webcast of the conference call will be available on the company’s website at http://www.jasolar.com.

A replay of the call will be available beginning three hours after the live call.

The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
United States:	+1-718-354-1232

Passcode: 21447705

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com